SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         January 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: January 11, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

[LOGO]          ALLIED GOLD LTD             Unit 15, Level 1, 51-53 Kewdale Road
                ACN 104 855 067             Welshpool, Western
                                            Australia 6106 PO Box
                                            235, Welshpool DC 6986
                                            Telephone: 61 8 9353 3638
                                            Facsimile: 61 8 9353 4894
                                            Email: infoialliedgold.com.au
                                            Web:  www.alliedgold.com.au

11 January 2005

Australian Stock Exchange
Company Announcements Office

RESULTS OF EGM

The results of the extraordinary general meeting held today are as follows;

RESOLUTION 1 - PLACEMENT CAPACITY OF UP TO $10,000,000.

The resolution was passed by a show of hands.

Proxy voting on this resolution was;

        Votes in favour -  9,114,724
        Votes against   -  1,500
        Abstentions     -  15,000

David Lymburn
Director/Company Secretary